November 16, 2012

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director

Re:	The Charles Schwab Corporation
Registration Statement on Form S-4
Filed October 30, 2012
File No. 333-184654

Dear Ms. Hayes:

We have set forth below the responses of the Charles Schwab Corporation (the Company) to the Comments detailed in your letter dated November 9, 2012, with respect to the above referenced registration statement on Form S-4. The staff’s comments are noted in italics below. These changes are reflected in Amendment No. 1 to the registration statement, as filed with the Securities and Exchange Commission on the date hereof, revised to show the Company’s responses to the comments and to reflect the filing of the Company’s Quarterly Report on Form 10-Q for the period ending September 30, 2012.

Form S-4

Cautionary Note Regarding Forward-Looking Statements, page iii

Comment 1: The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response: The Company has deleted the references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Expiration Date; Tenders, page 3

Comment 2: As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14d-1(g)(3).

United States Securities and Exchange Commission

November 16, 2012

Response: The Company confirms that the exchange offer will be open at least through midnight on the twentieth business day following commencement. Additionally, for the avoidance of doubt, the Company has revised the expiration time to 12:00 a.m. throughout the registration statement and letter of transmittal.

Terms of the Exchange Offer; Period for Tendering Old Notes, page 18

Comment 3: We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: The Company has revised the registration statement to state that in the event of a material change in the exchange offer, including the waiver of a material condition, the Company will extend the offer period, if necessary, such that the exchange offer will not expire for a minimum of five business days following notice of such material change.

Comment 4: You reserve the right to “delay acceptance for exchange of any old notes.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Exchange Act Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: The Company has revised the registration statement to clarify that the Company may delay acceptance of old notes if the Company extends the exchange offer and that any delay will be consistent with Rule 14e-1(c) under the Exchange Act.

Acceptance of Old Notes for Exchange; Delivery of New Notes, page 20

Comment 5: Please revise to state that the issuer will issue the new notes or return the old notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

Response: The Company has deleted the reference to issuing new notes after acceptance and revised the registration statement to state that the Company will issue new notes or return old notes promptly after the expiration or termination of the exchange offer.

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United States Securities and Exchange Commission

November 16, 2012

Please call me at (415) 667-9733 or Teresa Johnson, at Arnold & Porter LLP, outside counsel to the Company, at (415) 471-3100 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Joseph R. Martinetto

Joseph R. Martinetto

Executive Vice President & Chief Financial Officer

cc:	Aslynn Hogue, Securities and Exchange Commission
Teresa Johnson, Arnold & Porter LLP